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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                      MARTHA STEWART LIVING OMNIMEDIA, INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)


                                    573083102
                                 (CUSIP number)


                              THOMAS ROBERTS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8479
       (Name, address and telephone number of person authorized to receive notices and communications)


                                  July 29, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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
CUSIP No.  573083102              Schedule 13D                     Page 2 of 7

           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         MARTHA STEWART PARTNERS, L.P.
                         IRS ID NO. 06-1560819

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a) [ ]
                                                                                                  (b) [x]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             OO

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                               [x]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

   NUMBER OF SHARES
                                  7        SOLE VOTING POWER:
                                           0 SHARES OF CLASS A COMMON STOCK

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER
                                           1,064,844 SHARES OF CLASS A COMMON STOCK (SEE ITEM 5)
    EACH REPORTING
                                  9        SOLE DISPOSITIVE POWER:
                                           0 SHARES OF CLASS A COMMON STOCK

      PERSON WITH                 10       SHARED DISPOSITIVE POWER:
                                           1,064,844 SHARES OF CLASS A COMMON STOCK (SEE ITEM 5)

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:    1,064,844 SHARES OF CLASS A COMMON STOCK (SEE ITEM 5)

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                                                   [x] (SEE ITEM 5)

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                                                           4.7% (SEE ITEM 5)

          14             TYPE OF REPORTING PERSON:                                    PN

CUSIP No.  573083102              Schedule 13D                     Page 3 of 7


                            Statement on Schedule 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11 West 42nd Street, New York, New York 10036.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by and on behalf of Martha Stewart Partners, L.P., a limited partnership organized under the laws of the State of Delaware (the "Reporting Person"). The principal address of the Reporting Person is c/o Heidi DeLuca, 19 Newtown Turnpike, 2nd Floor, Westport, Connecticut 06880.

         The sole general partner of the Reporting Person is M. Stewart, Inc., a Delaware corporation ("M. Stewart"). The principal address of M. Stewart is c/o Heidi DeLuca, 19 Newtown Turnpike, 2nd Floor, Westport, Connecticut 06880.

         Schedule I, attached hereto, sets forth current information with respect to each director, executive officer and controlling person of M. Stewart. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Schedule I is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of any securities covered by this statement.

         On March 5, 2004, Martha Stewart, the sole director and an executive officer of M. Stewart, was found guilty in the United States District Court for the Southern District of New York of conspiracy, obstruction of an agency proceeding, and making false statements to federal investigators concerning a personal sale of non-Company stock. On July 16, 2004, Ms. Stewart was sentenced to five months in prison and two years of supervised release, which includes five months of home confinement to be served immediately upon release from prison. In addition, Ms. Stewart paid a fine of $30,000, plus four separate assessments in the amount of $100 each, for an aggregate penalty of $30,400.

         Except as set forth above, during the last five years, neither the Reporting Person nor M. Stewart has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or M. Stewart, as applicable, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds were expended by the Reporting Person or M. Stewart in connection with the distributions described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On July 29, 2005, the sole general partner of the Martha Stewart Family Limited Partnership ("MSFLP") converted 1,077,734 shares of Class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Company held by MSFLP into an equal number of shares of Class A Common Stock of the Company. MSFLP subsequently distributed such shares of Class A Common Stock to its partners pursuant to the provisions of the Second Amended and Restated Agreement of Limited Partnership of MSFLP (the "MSFLP Distribution"). Pursuant to the MSFLP Distribution, (i) 5,766 shares of Class A Common Stock were distributed to Martha Stewart, as the sole general partner of MSFLP, (ii) 7,124 shares of Class A Common Stock were distributed to the Martha Kostyra Spray

CUSIP No.  573083102              Schedule 13D                     Page 4 of 7


Trust (the "Spray Trust"), of which Martha Stewart and Lawrence Shire are co-trustees and Martha Stewart is a beneficiary and (iii) 1,064,844 shares of Class A Common Stock were distributed to the Reporting Person.

         The MSFLP Distribution was effected for estate planning purposes.

         Neither the Reporting Person nor M. Stewart has any present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, (i) the Reporting Person beneficially owns 1,064,844 shares of Class A Common Stock and (ii) M. Stewart beneficially owns 1,064,844 shares of Class A Common Stock held indirectly as the sole general partner of the Reporting Person.

         The Reporting Person and M. Stewart each own an aggregate of 4.7% of the Company's Class A Common Stock. Such percentages are calculated based on a total of 22,474,335 shares of Class A Common Stock outstanding as of May 4, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005.

         By virtue of the relationships described in Item 4 above, the Reporting Person and M. Stewart may be deemed to have become members of a group for purposes of Section 13(d)(3) of the Exchange Act. For purposes of disclosing the number of shares beneficially owned by the Reporting Person and M. Stewart, the Reporting Person and M. Stewart may also be deemed beneficial owners, with shared voting and dispositive power, of an additional 273,366 shares of Class A Common Stock owned beneficially and directly by Martha Stewart, 27,623,512 shares of Class B Common Stock owned beneficially and directly by MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock, and 7,124 shares of Class A Common Stock owned beneficially and directly by the Spray Trust, for a total beneficial ownership of 28,968,846, which represents 57.5% of the shares of Class A Common Stock outstanding. The Reporting Person and M. Stewart disclaim beneficial ownership of all such securities, and this report shall not be deemed to be an admission that either the Reporting Person or M. Stewart is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee of the Spray Trust, report separately on Schedule 13G. M. Stewart, the Spray Trust and Lawrence Shire, as co-trustee of the Spray Trust, report separately on Schedules 13D.

         (b) The Reporting Person and M. Stewart, as the sole general partner of the Reporting Person, share voting and dispositive power with respect to the 1,064,844 shares of Class A Common Stock owned by the Reporting Person. The responses of the Reporting Person and M. Stewart to Item 5(a) above are incorporated herein by reference.

         (c) On July 29, 2005, the Reporting Person disposed of 1,064,844 shares of Class A Common Stock through distributions to its partners, for no consideration, in the following amounts: 10,648 shares were distributed to M. Stewart, 119,262 shares were distributed to Martha Stewart, 29,816 shares were distributed to the Martha Stewart 1999 Family Trust, 37,270 shares were distributed to the Martha Stewart 2000 Family Trust and 867,848 shares were distributed to the Spray Trust.

         (d) (i) M. Stewart, as the sole general partner of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,064,844 shares of Class A Common Stock beneficially owned by the Reporting Person.

CUSIP No.  573083102              Schedule 13D                     Page 5 of 7


                  (ii) Martha Stewart is the record owner of 27,896,878 shares of Class A Common Stock that the Reporting Person and M. Stewart may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

                  (iii) The Spray Trust is the record owner of 7,124 shares of Class A Common Stock that the Reporting Person and M. Stewart may be deemed to beneficially own. Lawrence Shire and Martha Stewart, as co-trustees of the Spray Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

          Not applicable.



             [The remainder of this page intentionally left blank.]

CUSIP No.  573083102              Schedule 13D                     Page 6 of 7


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 2005



MARTHA STEWART PARTNERS L.P.

By:  M. Stewart, Inc., General Partner

By: /s/ MARTHA STEWART
    ---------------------------------------
    Martha Stewart
    President

CUSIP No.  573083102              Schedule 13D                     Page 7 of 7



                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 M. STEWART, INC.


NAME AND BUSINESS ADDRESS                  CITIZENSHIP                              TITLE
-------------------------                  -----------                              -----
Martha Stewart*                           United States                Chairman of the Board, President
11 West 42nd Street
New York, New York 10036

Alexis Stewart                            United States                           Secretary
19 Newtown Turnpike
2nd Floor
Westport, Connecticut 06880




* In addition to serving as the Chairman of the Board and President of M. Stewart, Martha Stewart is also a controlling person by virtue of owning 100% of the common shares of M. Stewart outstanding as of July 29, 2005.